

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2016

Mailstop 4631

<u>Via E-Mail</u>
John Nicols
President and Chief Executive Officer
Codexis, Inc.
200 Penobscot Drive
Redwood City, CA 94063

> **Re: Codexis, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 9, 2016**
> **File No. 333-215025**

Dear Mr. Nicols:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Purchase Contracts, page 23

1.   We note your disclosure that you may issue purchase contracts for the purchase or sale of debt or equity securities issued by third parties. Please note that even if you have an exemption available for the offer and sale of securities of third parties, you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in your registration statement. For further guidance, please see our Securities Act Sections C&DI paragraph 203.03 and the Staff´s no-action letter Morgan Stanley & Co., Incorporated (June 24, 1996). If you wish to include the third party securities, please give us your analysis why registration under the Securities Act is not required. If you do not wish to offer third party securities underlying purchase contracts, please remove these references from the prospectus.

Exhibit Index

2.   We note that your footnote disclosure to the exhibit index indicates that the Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939 will be filed by amendment or incorporated by reference. Please revise the exhibit list to clarify that you will file the Statement of Eligibility on Form T-1 in accordance with the requirements of Item 601(b)(25) of Regulation S-K. If you intend to designate the trustee on a delayed basis, please be aware that companies relying on Section 305(b)(2) must separately file the Form T-1 under the electronic form type "305B2" after effectiveness and not in a post-effective amendment or in a Form 8-K. For additional guidance, please refer to Section 220.01 of our Trust Indenture Act Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3754 with any questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela Long
Assistant Director
Office of Manufacturing and Construction

cc: Patrick A. Pohlen, Esq.
         Latham & Watkins, LLP